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CONTACTS:
LORUS THERAPEUTICS INC.                     CANADIAN MEDIA CONTACT:                      US MEDIA CONTACT:

Corporate Communications                    Hugh Mansfield                               Jennifer Taylor
Grace Tse                                   Mansfield Communications Inc.                Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380               Tel:  (416) 599-0024                         Tel:  (212) 370-5045
Email:   ir@lorusthera.com                  Email:  hugh@mcipr.com                       E-mail:  jennifer@mcipr.com
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               LORUS THERAPEUTICS ANNOUNCES NEW CLINICAL TRIAL OF
             GTI-2040 IN ACUTE MYELOID LEUKEMIA IN SPONSORSHIP WITH
                       THE U.S. NATIONAL CANCER INSTITUTE

               - Expanding the clinical development of GTI-2040 -

TSE:      LOR
OTC BB:   LORFF

TORONTO, CANADA, JULY 7, 2003 - Lorus Therapeutics Inc. ("Lorus") today announced the United States Food and Drug Administration's approval of the National Cancer Institute (NCI) sponsored Investigational New Drug (IND) application for a clinical trial of its lead antisense drug, GTI-2040 in combination with cytarabine, in patients with refractory or relapsed acute myeloid leukemia (AML). Cytarabine is the current established drug for treating AML patients.

The new study will be part of a Phase II clinical program to be conducted under the sponsorship of the Division of Cancer Treatment and Diagnosis of the NCI pursuant to a clinical trials agreement between Lorus and the NCI.

The principal investigator, Dr. Guido Marcucci at Ohio State University Medical Center in Columbus, Ohio, selected GTI-2040 for this indication based on positive Phase I clinical data and preclinical data that demonstrated significant anti-tumor activity with GTI-2040 for a wide range of tumors, including lymphoma and leukemia. Of particular interest is the potential complementary mechanism of action of GTI-2040 when combined with cytarabine.

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GTI-2040 targets the R2 component of ribonucleotide reductase, a novel malignant determinant that can cooperate with a variety of cancer causing genes, known as oncogenes, to enhance cancer transformation and malignant potential. R2 is an essential component for the process that supplies deoxyribonucleotides for DNA synthesis and cell division. Down regulation of R2 should lead to a reduced supply of deoxyribonucleotides to tumor cells, and a dramatic inhibition of tumor growth.

Cytarabine, a nucleoside with anti-tumor activity, inhibits DNA polymerases that are important for DNA synthesis and repair. This cytarabine-mediated inhibition would likely increase with inhibition or downregulation of R2, and additionally DNA polymerase inhibition could potentiate the anti-tumor activity of GTI-2040.

AML is one of the most common types of leukemia in the western hemisphere, and even of those patients successfully treated with current therapies, 50 to 80 per cent experience relapse of their cancer. The development of novel targeted combination therapies is an important concept to cancer treatment strategies, and it is believed that this approach is crucial for developing effective new therapeutic treatments for diseases like AML.

"GTI-2040 is currently in a Phase II clinical trial for the treatment of renal (kidney) cell carcinoma in combination with capecitabine," said Dr. Jim Wright, chief executive officer, Lorus. "To now advance this drug into an NCI sponsored clinical trial for AML is a significant accomplishment for expanding the development of GTI-2040. AML is one of six indications prioritized by the NCI for further clinical development with Lorus' GTI-2040, and we look forward to the results of this very promising clinical investigation of a potentially new treatment for AML."

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of
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corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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